601 Carlson Parkway Suite 600 Minnetonka, MN 55305 onebeacon.com

May 31, 2011

By EDGAR Submission

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:          OneBeacon Insurance Group, Ltd. (the “Company”)

Form 10-K for Fiscal Year Ended December 31, 2010

File No. 001-33128

Dear Mr. Rosenberg:

The purpose of this letter is to supplement the Company’s May 11, 2011 written response to your letter to the Company dated April 13, 2011 (the “Comment Letter”) as a result of a conversation that was held between a representative of the Company and a representative of the Commission’s Division of Corporation Finance on May 24, 2011. In connection with this letter, we acknowledge the following:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Set forth below and included in the attached appendix are the Company’s response and revised disclosure to address the third comment contained in the Comment Letter. The italicized and numbered paragraph and heading below correspond to the third comment set forth in the Comment Letter.

Comment 3:

Note 17. Commitments and Contingencies

Legal Contingencies, page F-79

3.                                      You assert that none of the litigation/arbitration, routinely encountered in your claims activity, is expected to have a material adverse effect on your financial condition and/or cash flows.  Please tell us how this disclosure meets the requirements in ASC 450-20-50 (paragraphs 50-3 through 50-8).

Response to Comment 3:

We propose to revise the disclosure in our future Form 10-K and 10-Q filings where appropriate to further clarify our exposure to legal contingencies in order to better demonstrate how we meet the requirements in ASC 450-20-50.  An example of this disclosure, which has been edited from the disclosure contained on page F-79 of our December 31, 2010 Form 10-K, is included as Appendix C — Revised of this letter.

Please do not hesitate to call me at (952) 852-6020 should you have any questions on our responses.

Sincerely,

/s/ Paul H. McDonough
Paul H. McDonough
Chief Financial Officer

cc:           T. Michael Miller, President and Chief Executive Officer, OneBeacon Insurance Group, Ltd.

Jane E. Freedman, Secretary and Associate General Counsel, OneBeacon Insurance Group, Ltd.

Frank Wyman, Staff Accountant, Securities and Exchange Commission

Don Abbott, Senior Staff Accountant, Securities and Exchange Commission

Appendix C - Revised

Comment #3

NOTE 17. Commitments and Contingencies

Legal Contingencies

OneBeacon, and the insurance industry in general, are routinely ~~is~~ subject to claims related litigation and arbitration in the normal course of business, as well as litigation and arbitration that do not arise from, or directly relate to, claims activity.

OneBeacon’s estimates of the costs of settling matters routinely encountered in claims activity are reflected in the reserves for unpaid loss and LAE. See Note 3.

OneBeacon is not a party to any material non-claims litigation or arbitration. OneBeacon considers the requirements of ASC 450 when evaluating its exposure to non-claims related litigation and arbitration. ASC 450 requires that accruals be established for litigation and arbitration if it is probable that a loss has been incurred and it can be reasonably estimated. ASC 450 also requires that litigation and arbitration be disclosed if it is probable that a loss has been incurred or if there is a reasonable possibility that a loss may have been incurred. ~~other than as routinely encountered in claims activity, none of which is expected by management to have a material adverse effect on OneBeacon’s financial condition and/or cash flows.~~

Although the ultimate outcome of claims and non-claims related litigation and arbitration, and the amount or range of potential loss at any particular time, is often inherently uncertain, management does not believe that the expected ultimate outcome of such claims and non-claims related litigation and arbitration will have a material adverse effect on OneBeacon’s financial condition, results of operations or cash flows.